Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

Valcourt, Quebec, November 21, 2022 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) announces that Louis Laporte has shared his decision to retire from the Company’s Board of Directors effective as of the next shareholders meeting of the Company scheduled on June 1, 2023, after 20 years as one of its directors.

“Louis has been a trusted advisor and an active member of the BRP Board since its creation in 2003. I thank him for his dedicated service and valuable contribution over the course of his tenure”, stated José Boisjoli, Chairman of the Board and CEO of BRP. “We have appreciated and benefitted from Louis’ deep understanding of our business and products.”

BRP is pleased to confirm that Élaine Beaudoin, an experienced corporate director and a successful business leader, will be proposed as nominee to replace Mr. Laporte on the Company’s Board of Directors at the Company’s next shareholders meeting. Mrs. Beaudoin was previously Chief Executive Officer of Unifix Inc., a company specializing in the manufacturing of lightweight concrete panels, for several years. She currently serves on various Boards and, from 2000 to 2017, was a member of the Board of Canam Inc.

BRP is also proud to announce that Michael Ross has been appointed to its Board of Directors, as a new independent member. Mr. Ross currently acts as Chief Financial Officer for Sesami Cash Management Technologies Corporation and has previously held various senior finance positions in leading companies, including Chief Financial Officer, Dollarama Inc. for over a decade. His expertise in accounting and finance and his strong knowledge of the capital markets will be highly valuable to BRP. Mr. Ross has also been appointed to the Audit Committee of the Board of Directors.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements regarding the composition of the Company’s board of directors and the benefits associated therewith, the Company’s business and strategic plans, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

.-30-

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com